SIMPPLE LTD.
incorporated in the Cayman Islands
Company No. 393431
(the *Company*)

NOTICE OF AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 63 of the Memorandum and Articles of Association of the Company (the ***Articles***) that a general meeting of the Company will be held on June 30, 2025 at 9:00pm (Singapore time), virtually at the following link: **www.virtualshareholdermeeting.com/SPPL2025** , to consider and, if thought fit, to pass, with or without amendment, the proposed resolutions set out below.

Item No	Agenda
1	**Constitution of the Meeting** Notice Given Confirmation of quorum of shareholders
2	**Approval of the proposal to pass ordinary resolutions to approve the financial statements of the Company for the year ended 31 December 2024, which are available at the www.proxyvote.com (log in via instructions on your proxy card).**
3	**Approval of the proposal to pass ordinary resolutions to approve the appointment of Audit Alliance LLP as the independent auditors of the Company until the next annual general meeting of shareholders and the fixing of their remuneration to be delegated to the board of directors of the Company**
4	**Approval of the proposal to pass ordinary resolutions to approve the re-election of the following directors of the Company:** **(i) Kelvin Soon Sze LEE** **(ii) Norman SCHROEDER** **(iii) Shaun Youwei TANG** **(iv) Longjin GUO**
5	**Approval of the proposal to pass ordinary resolutions to approve any ancillary documents and actions and ratification of prior actions in relation to the aforementioned resolutions**

6	**Notice to shareholders of the resignation of Clement Yeow Tong CHUA**
7	**Any Other Business**
8	**Termination of Meeting**

Signed by Norman Schroeder

9th of June 2025

Director

Date